                                                   Filed by Genomica Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Genomica Corporation
                                                  Commission File No,: 000-31637


                EMPLOYEES' OPTIONS PROCESS AND TENDER OFFER FAQ's

HOW DO I KNOW WHETHER I HAVE OPTIONS WORTH EXERCISING?

You will be receiving a statement showing your options exercisable as of December 27, 2001. Genomica's stock price as of closing yesterday was $4.37. That price may be higher or lower as of December 27, 2001. Ultimately, the choice to exercise or not is yours.

WHY MUST I USE FIRST UNION IN ORDER TO EXERCISE MY OPTIONS?

Because of the extremely time sensitive nature of the transaction and the complexity of the paperwork involved, it will be preferable for employees and the company to use a dedicated broker. Through the relationship we established with First Union, Genomica employees receive a very favorable commission rate on their trades, but retain all the benefits of a full service broker.

HOW MUCH DO I HAVE TO PAY TO EXERCISE MY OPTIONS?

Your personal option statement shows the total cost to exercise your outstanding stock options. You may exercise all or any portion of those options, or none. There are alternative methods to exercise your options and minimize or eliminate the cash you must invest. The First Union team will present these alternative methods.

HOW DO I EXERCISE MY OPTIONS? You need to complete the following:

         1. Open you open your account with First Union (this needs to be completed no later than December 18, 2001). The First Union team is prepared to help you with that today.

         2. Before December 20, 2001, complete a notice of exercise for the total amount of the outstanding options you decide to exercise. Date your exercise notice DECEMBER 27, 2001.

         3. Before December 20, 2001, make your personal check (if applicable) payable to First Union Securities. Date your check DECEMBER 27, 2001.

         4. Review and complete the letter of instruction you will receive, along with additional documents relating to the transaction, and note if you are tendering your shares.

         5. Deliver your completed exercise notice, check, and letter of instruction to Brian Selby on or before December 20, 2001.

         6. Your complete packages will be forwarded to First Union on December 21, 2001.

WHAT IF I ALREADY HAVE AN ACCOUNT AT ANOTHER BROKER WITH GENOMICA SHARES IN IT AND INTEND TO TENDER THOSE SHARES?

You have two choices:

1. Move those shares into a First Union account - the First Union team can help you with this, or

2. Comply with the instructions you should have received from your broker (if you have not received these instructions, please contact your broker).

DO I HAVE TO SELL MY EXISTING SHARES OR THE SHARES I AM NOW EXERCISING?

No. If you exercise your options, you may tender your Genomica shares to be exchanged for Exelixis shares, or may sell the Genomica shares upon receipt, or you may hold either the Genomica or Exelixis shares and sell them later at your convenience. If the transaction is completed as currently planned, any shares of Genomica stock not exchanged for Exelixis shares in the tender offer will be exchanged automatically at some time in the future.

IF I AM EXERCISING AND IMMEDIATELY SELLING MY SHARES:

         WHAT DAY DO MY SHARES ACTUALLY GET SOLD?
         The tender offer is expected to close at midnight on December 27, 2001. The shares will be sold on the day following the closing of the tender offer in the open market.

         WHAT PRICE WILL I GET FOR MY SHARES ON THAT DAY?
         No one can guarantee a price in the stock market. On that day you will get the market price at the time your trade executes. This could be higher or lower than Genomica's trading price as of today.

ARE THERE TAXES WITHHELD WHEN I EXERCISE MY SHARES?

If your option is a nonqualified stock option, you will be required to reimburse the Company for the employee's share of any withholding taxes imposed by law. If your option is an incentive stock option, there are no withholding taxes imposed when you exercise your option. If you exercise and do not sell your shares for the required holding period (two years from the date of your option grant or one year from the date of option exercise, whichever is later), you may, depending on your individual tax situation, be subject to the alternative minimum tax (or "AMT"). You should get independent tax advice to assess this.

ARE THERE TAXES WITHHELD WHEN I SELL MY SHARES?

Based on the IRS's latest guidance, the sale of stock issued upon exercise of your option will not create a tax withholding responsibility for the company. However, may still owe income taxes related to the sale. It will be your responsibility to pay those taxes in a timely manner.

I ALREADY HAVE GENOMICA SHARES IN CERTIFICATE FORM - HOW DO I TENDER THEM?
If you would like to tender those shares, you may open an account at First Union or another broker, or comply with the instructions you should have received on behalf of Exelixis.

                             ADDITIONAL INFORMATION

Exelixis has filed a Schedule TO and a Registration Statement on Form S-4, and Genomica has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission. A Preliminary Prospectus, the
Schedule 14D-9 and related tender offer materials have been mailed to stockholders of Genomica. You will receive these documents shortly. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully. In addition, investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. The Preliminary Prospectus and related other tender offer documents may also be obtained for free from the parties.

In addition to the filings mentioned above, each of Exelixis and Genomica file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Exelixis or Genomica at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Exelixis and Genomica's respective filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission at http://www.sec.gov.